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                          January 5, 2023

       Jingwei Zhang
       Chief Financial Officer
       MingZhu Logistics Holdings Limited
       27F Yantian Modern Industry Service Center
       No. 3018 Shayan Road, Yantian District
       Shenzhen, Guangdong, China 518081

                                                        Re: MingZhu Logistics
Holdings Limited
                                                            Amendment No. 2 to
Form 20-F for the fiscal year ended December 31, 2021
                                                            filed November 18,
2022
                                                            Response dated
November 18, 2022
                                                            File No. 001-39654

       Dear Jingwei Zhang:

              We have reviewed your November 18, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       October 6, 2022 letter.

       Amendment No. 2 to Form 20-F for the year ended December 31, 2021

       Item 4. Information on the Company
       4A. History and Development of the Company, page 45

   1.                                                   We note your response
to prior comment one, affirming that Da Hua CPA   s participated
                                                        in the audit of the
Company. Accordingly, disclose whether the firm Da Hua CPAs is subject to
determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding
Foreign Companies Accountable Act and related regulations will affect the Company.
 Jingwei Zhang
FirstName  LastNameJingwei Zhang
MingZhu Logistics Holdings Limited
Comapany
January    NameMingZhu Logistics Holdings Limited
        5, 2023
January
Page 2 5, 2023 Page 2
FirstName LastName
4.C. Organizational Structure
Our Subsidiaries and VIEs, page 83

2. We note your response to prior comment ten and we reissue our comment. Please revise to provide a robust analysis of how the contractual VIE agreements included in pages 86-
         87 provide you with controlling financial interests in Zhisheng. Explain how you concluded that you are the primary beneficiary.
5.B. Liquidity and Capital Resources
Dividends and Distributions, page 110

3. We note your response to prior comment five and we reissue our comment. It is still not clear how cash is transferred between the entities in your organization. For example, considering the cash balance of the Company and cash flows presented on page 92, it is not clear how your disclosure of cash flows from the Company to the
Company   s
         subsidiaries of $9,500,000 in 2021 is appropriate. Please revise to provide a detailed listing of each cash transferred and received for each entity during the periods presented and reconcile to cash flow disclosures on page 92.
Capital Expenditures, page 111

4. We note your response to prior comment six and we reissue our comment. Please revise to disclose that the measure "Adjusted capital expenditures" is a non-GAAP measure and provide the disclosures required by Item 10(e) of Regulation S-K.
Note 11- Acquisition, page F-20

5. We note your responses to prior comments eight and 12 and we reissue our comments.
         Your response states that a $4.00 per share value was determined through such negotiations between the participants in both transactions and also reflects a premium over the trading value of the ordinary shares. The quoted closing prices for your ordinary shares on NASDAQ on the dates of the acquisitions of Cheyi BVI and Yinhua were $2.12 and $1.85 per share, respectively. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets as the most reliable fair value measurement, and the lowest priority to unobservable inputs. Refer to ASC 820-10-35-41. Accordingly, please revise your valuation of shares issued in the acquisitions and purchase consideration based on the quoted trading price of your ordinary shares on the date of acquisitions or demonstrate to us how your valuation methodology is more reliable and preferable. Please tell us the exceptions in ASC 820 you relied upon to make adjustments to an observable input used to value your ordinary share issued in these acquisitions and how your prioritization to use unobservable inputs as an adjustment is consistent with the general principles of the fair value hierarchy. Please include the applicable citations in
         GAAP to support your valuation of shares and accounting conclusion. Jingwei Zhang
MingZhu Logistics Holdings Limited
January 5, 2023
Page 3

       You may contact Brian McAllister at (202) 551-3341 or Raj Rajan at (202) 551-3388 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameJingwei Zhang                          Sincerely,
Comapany NameMingZhu Logistics Holdings Limited
                                                         Division of
Corporation Finance
January 5, 2023 Page 3                                   Office of Energy &
Transportation
FirstName LastName